ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 27, 2010


10015807

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
27 May 2010 (ASX Announcement & Media Release: Change of Company Name)

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au



FAR LTD ABN 41 009 117 293

27 May 2010

ASX ANNOUNCEMENT AND MEDIA RELEASE

CHANGE OF COMPANY NAME

The Company wishes to advise that following the passing of a special resolution at the Annual General Meeting held on 24 May 2010, and the subsequent approval by ASIC, First Australian Resources Limited's name has been changed to FAR Ltd.

The certificate of registration on change of name follows.

The company's securities will continue to trade on the ASX under the existing symbol "FAR".

For information on FAR's activities visit our website at www.far.com.au

Suite B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO BOX 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au





CERTIFICATE

Certificate of Registration on Change of Name

This is to certify that

FIRST AUSTRALIAN RESOURCES LIMITED

Australian Company Number 009 117 293

did on the twenty-sixth day of May 2010 change its name to

FAR LTD

Australian Company Number 009 117 293

The company is a public company.

The company is limited by shares.

The company is taken to be registered under the Corporations Act 2001 in Western Australia and the date of commencement of registration is the seventeenth day of December, 1984.

Issued by the
Australian Securities and Investments Commission
on this twenty-sixth day of May 2010.

Anthony Michael D'Aloisio
Chairman